

Mail Stop 3720

September 10, 2015

Mr. Wang Xiaochu
Chief Executive Officer
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100033

> **Re: China Telecom Corporation Limited
> Form 20-F for Fiscal Year Ended December 31, 2014
> Response Dated September 2, 2015
> File No. 1-31517**

Dear Mr. Wang:

We have reviewed your September 2, 2015 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 35

1.   We note your response to comment one. Please help us better understand how the VAT affected your reported revenue in 2014.   You state that the company incurred output VAT with a rate ranging from 6% to 17%, which was deducted from the company's reported operating revenues. Please tell us the intended meaning of "deducted" in the previous sentence and if you pass along or charge the VAT to your customers and how you determined that the impact on revenue was approximately 2.8%. Please also tell us how you determined that the impact on operating profit and net income was approximately 14.9% and 17.7%, respectively.

2.   In future filings, please expand your discussion in this section to address more fully the impact and the degree to which the VAT had on the company's reported revenues, profitability, liquidity and capital resources.

3.   We note your response to comment two. In future filings, please disclose the information provided in your response.

<u>Notes to the Consolidated Financial Statements, page F-11</u>

4.   We note your response to comment four. In future filings, please revise to also quantify the amounts recorded in "prepayments and other current assets" or "accrued expenses and other payables" relating to your VAT obligations for each period presented.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                Sincerely,

                                /s/ Terry French for

                                Carlos Pacho
                                Senior Assistant Chief Accountant
                                AD Office 11 – Telecommunications